EX-99.h.5.a

ABERDEEN FUNDS

SERVICING AGREEMENT

Exhibit A

As amended December 14, 2016

All available series and classes of Aberdeen Funds (collectively, the “Funds”) will be available for investment provided the eligibility requirements for investment are met by the relevant Service Organization and/or its customers.

The Funds shall pay amounts not exceeding on an annual basis a maximum amount of:

(a)                                 25 basis points (0.25%) of the average daily net assets of the Class A Shares of the Funds;

(b)                                 25 basis points (0.25%) of the average daily net assets of the Class R Shares of the Funds;

(c)                                  25 basis points (0.25%) of the average daily net assets of the Institutional Service Class Shares of the Funds; and

(d)                                 25 basis points (0.25%) of the average daily net assets of the Class T Shares of the Funds.